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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SEA PINES ASSOCIATES, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   811412 10 5
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                                 (CUSIP Number)

                              Richard N. Speer, Jr.
                        8215 Roswell Road Building #1100
                             Atlanta, Georgia 30350
                                 (770) 396-2528
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 4, 2002
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                                Page 1 of 4 Pages


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CUSIP No. 811412 10 5                                        (Page 2 of 4 Pages)

1.     Name of Reporting Person, S.S. or I.R.S. Identification No. of
       Above Person:

       Richard N. Speer, Jr.

2.     Check the Appropriate Box if a Member of a Group
       (a) [ ]            (b) [ ]

3.     SEC Use Only

4.     Source of Funds   PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization        United States of America

       Number of shares beneficially owned by each reporting person with:

7.     Sole Voting Power                  182,250 shares of Common Stock

8.     Shared Voting Power                None

9.     Sole Dispositive                   182,250 shares of Common Stock

10.    Shared Dispositive Power           None

11.    Aggregate Amount Beneficially
       Owned by Each Reporting Person     182,250 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]**

13.    Percent of Class Represented by Amount in Row 11     5.1%

14.    Type of Reporting Person           IN

** Please see Item 5. "Interest in Securities of the Issuer."



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ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D (the "Statement") relates to the common stock, no par value (the "Common Stock"), of Sea Pines Associates, Inc. (the "Company") which is beneficially owned by Richard N. Speer, Jr. (the "Reporting Person"). The Company's principal executive offices are located at 32 Greenwood Drive, Hilton Head, South Carolina 29928.

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Richard N. Speer, Jr.

(b) The Reporting Person's business address is 8215 Roswell Road Building #1100, Atlanta, Georgia 30350.

(c) The Reporting Person is the Chairman of the Board and Chief Executive Officer of Speer & Associates, Inc. whose address is 8215 Roswell Road Building #1100, Atlanta, Georgia 30350.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 182,250 shares of Common Stock (the "Shares"). On April 4, 2002, the Reporting Person utilized personal funds to purchase 32,000 shares of Common Stock at $5.00 per share in a private transaction. During the past five years, the Reporting Person utilized personal funds in a series of private transactions to acquire the Shares at purchase prices ranging between $4.00 and $6.00 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person intends to treat the Common Stock as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company's most recent public reports, the Shares represent approximately 5.1% of the total number of outstanding shares of the Common Stock. The Reporting Person's spouse, Kathleen Speer, is a member of the Company's board of directors and individually owns 2,000 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of the 2,000 shares of Common Stock individually owned by his spouse.

         (b) The Reporting Person maintains the sole power to vote or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, the Shares.

         (c) During the past 60 days, the Reporting Person has acquired, through a series of private transactions, a total of 46,250 shares of Common Stock. The following details each of these transactions: (a) On February 6, 2002, the Reporting Person purchased 10,000 shares of Common Stock at $5.00 per


                                Page 3 of 4 Pages

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share; (b) On February 8, 2002, the Reporting Person purchased 1,500 shares of
Common Stock at $6.00 per share; (c) On February 11, 2002, the Reporting Person purchased 750 shares of Common Stock at $6.00 per share; (d) On February 11, 2002, the Reporting Person purchased 2,000 shares of Common Stock at $6.00 per share; and (e) On April 4, 2002, the Reporting Person purchased 32,000 shares of Common Stock at $5.00 per share. On April 1, 2002, the Reporting Person's spouse, a member of the Company's board of directors, was issued 1,000 shares of Common Stock as compensation for her service as a director.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2002                  /s/ Richard N. Speer, Jr.
                                           -------------------------------------
                                           Richard N. Speer, Jr., an individual








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